UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 5, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 03 May 2019 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

2.             A Stock Exchange Announcement dated 27 June 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

3.             A Stock Exchange Announcement dated 28 June 2019 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number: 9172A

Vodafone Group Plc

03 June 2019

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 May 2019:

Vodafone’s issued share capital consists of 28,815,278,398 ordinary shares of US$0.20 20/21 of which 2,091,822,053 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,723,456,345. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 7002D

Vodafone Group Plc

27 June 2019

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of Shares and Conditional Award of Shares

Purchase of Shares

The below participants purchased shares on 26 June 2019. The individuals chose to increase their shareholding levels either as part of their requirements under the Vodafone Global Incentive Plan or as a personal investment. For further details of the Vodafone Global Incentive Plan, please see the Company’s 2019 Annual Report, available at vodafone.com/ar2019.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan and purchase of shares as a personal investment.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2509	387,888

d)	Aggregated information: volume, Price	Aggregated volume: 387,888 Ordinary shares Aggregated price: GBP 485,209.10
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares in connection with the Vodafone Global Incentive Plan.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2509	462,823

d)	Aggregated information: volume, Price	Aggregated volume: 462,823 Ordinary shares Aggregated price: GBP 578,945.29
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

Conditional Award of Shares

Conditional awards of shares were granted to the below participants on 26 June 2019 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 26 June 2022, unless otherwise stated.  The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.  For further details of the Vodafone Global Incentive Plan, please see the Company’s 2019 Annual Report, available at vodafone.com/ar2019.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	4,859,546

d)	Aggregated information: volume, Price	Aggregated volume: 4,859,546 Ordinary shares Aggregated price: GBP 6,037,499.95
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	2,957,984

d)	Aggregated information: volume, Price	Aggregated volume: 2,957,984 Ordinary shares Aggregated price: GBP 3,674,999.32
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and local performance respectively.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	1,317,652
		GBP 1.2424	1,054,121

d)	Aggregated information: volume, Price	Aggregated volume: 1,317,652 Ordinary shares Aggregated price: GBP 1,637,050.85 Aggregated volume: 1,054,121 Ordinary shares Aggregated price: GBP 1,309,639.93
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer - Rest of World and Interim Chief Executive Officer Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	2,293,947

d)	Aggregated information: volume, Price	Aggregated volume: 2,293,947 Ordinary shares Aggregated price: GBP 2,849,999.75
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and local performance respectively.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	1,249,202
		GBP 1.2424	999,362

d)	Aggregated information: volume, Price	Aggregated volume: 1,249,202 Ordinary shares Aggregated price: GBP 1,552,008.57 Aggregated volume: 999,362 Ordinary shares Aggregated price: GBP 1,241,607.35
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	António Coimbra
2	Reason for the notification
a)	Position/status	Vodafone Spain Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and local performance respectively.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	1,078,079
		GBP 1.2424	862,463

d)	Aggregated information: volume, Price	Aggregated volume: 1,078,079 Ordinary shares Aggregated price: GBP 1,339,405.35 Aggregated volume: 862,463 Ordinary shares Aggregated price: GBP 1,071,524.03
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	1,911,622

d)	Aggregated information: volume, Price	Aggregated volume: 1,911,622 Ordinary shares Aggregated price: GBP 2,374,999.17
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance and local performance respectively.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	1,146,973
		GBP 1.2424	917,578

d)	Aggregated information: volume, Price	Aggregated volume: 1,146,973 Ordinary shares Aggregated price: GBP 1,424,999.26 Aggregated volume: 917,578 Ordinary shares Aggregated price: GBP 1,139,998.91
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel & Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	2,007,203

d)	Aggregated information: volume, Price	Aggregated volume: 2,007,203 Ordinary shares Aggregated price: GBP 2,493,749.01
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	1,218,402

d)	Aggregated information: volume, Price	Aggregated volume: 1,218,402 Ordinary shares Aggregated price: GBP 1,513,742.65
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	2,293,947

d)	Aggregated information: volume, Price	Aggregated volume: 2,293,947 Ordinary shares Aggregated price: GBP 2,849,999.75
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Wibergh
2	Reason for the notification
a)	Position/status	Vodafone Group Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	2,293,947

d)	Aggregated information: volume, Price	Aggregated volume: 2,293,947 Ordinary shares Aggregated price: GBP 2,849,999.75
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares under the Global Incentive Plan, based on Group performance vesting on 26 June 2022 and 26 June 2021 respectively.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	2,046,341
		GBP 1.2424	2,102,784

d)	Aggregated information: volume, Price	Aggregated volume: 2,046,341 Ordinary shares Aggregated price: GBP 2,542,374.06 Aggregated volume: 2,102,784 Ordinary shares Aggregated price: GBP 2,612,498.84
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

RNS Number: 8621D

Vodafone Group Plc

28 June 2019

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Conditional award of shares

Conditional awards of shares were granted to the below participants on 26 June 2019 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and will vest on 26 June 2021. The awards also attract dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel & Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 26 June 2021.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	211,284

d)	Aggregated information: volume, Price	Aggregated volume: 211,284 Ordinary shares Aggregated price: GBP 262,499.24
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Vodafone Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Conditional award of shares (under the Global Incentive Plan) vesting on 26 June 2021.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.2424	153,935

d)	Aggregated information: volume, Price	Aggregated volume: 153,935 Ordinary shares Aggregated price: GBP 191,248.84
e)	Date of the transaction	2019-06-26
f)	Place of the transaction	Outside of trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 5, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary